UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Market Vectors Semiconductor ETF

(Name of issuer)

Exchange Traded Fund

(Title of class of securities)

57060U233

(CUSIP number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 5 pages

CUSIP No. 57060U233	13G	Page 2 of 5 Pages

1.    Name of Reporting Person

Gareth Morgan Investments Limited Partnership

2.    Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization

 New Zealand

Number of	5.	Sole Voting Power
Shares		4,047
Beneficially
Owned by	6.	Shared Voting Power
Each		291,266
Reporting
Person	7.	Sole Dispositive Power
With:		4,047

	8.	Shared Dispositive Power
		291,266

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

295,313*

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.  Percent of Class Represented by Amount in Row (9)

 3.98% (based on 7,420,937 units outstanding as at December 31, 2014 (as reported on Bloomberg LP))

12.  Type of Reporting Person

 PN

 *The securities reported herein are beneficially owned by portfolio accounts managed by Gareth Morgan Investments Limited Partnership ("GMILP") and superannuation schemes for which GMILP is the manager and/or investment manager, none of which, to its knowledge, owns five per cent or more of the class. The economic interest or beneficial ownership in any of the securities is held for the benefit of the owners of the portfolio accounts or the members of the schemes and, accordingly, GMILP disclaims beneficial ownership.

CUSIP No. 57060U233	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:
Market Vectors Semiconductor ETF

	(b)	Address Of Issuer's Principal Executive Offices:
335 Madison Avenue, New York, NY 10017, USA

Item 2	(a)	Name of Person Filing:
Gareth Morgan Investments Limited Partnership

	(b)	Address of Principal Business Office, or, if none, Residence:
Level 10, 109 Featherston Street, Wellington 6143, New Zealand

	(c)	Citizenship:
New Zealand

	(d)	Title of Class of Securities:
Exchange Traded Fund

	(e)	Cusip Number:
57060U233

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

None of the above

CUSIP No. 57060U233	13G	Page 4 of 5 Pages

Item 4	Ownership

(a) Amount beneficially owned 295,313

(b) Percent of class: 3.98% (based on 7,420,937 units outstanding as at December 31, 2014 (as reported on Bloomberg LP))

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
4,047

(ii) Shared power to vote or to direct the vote
291,266

(iii) Sole power to dispose or to direct the disposition of
4,047

(iv) Shared power to dispose or to direct the disposition of
291,266

Item 5	Ownership of Five Percent or Less of a Class
Not applicable

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8	Identification and Classification of Members of The Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57060U233	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2015
Date

/s/ Christian Sobell
Signature

Christian Sobell, Compliance Officer
Name/Title

POWER OF ATTORNEY
GMI GENERAL PARTNER LIMITED, a company registered under the laws of the New Zealand and the general partner of the GARETH MORGAN INVESTMENTS LIMITED PARTNERSHIP (the "Partnership"), a limited partnership registered under the laws of New Zealand, hereby appoints for and on behalf of the Partnership each of Robert Taylor, Joe Bishop, Simon O'Grady, Susan Easton, Bojan Cvetkovic, Stephan Clark, Natalie Curran, Christian Sobell, Anthony Haughie and Hilary McWhinnie (acting jointly or severally) as its true and lawful attorneys-in-fact for the purpose of, from time to time, executing in its name and on its behalf, whether the Partnership is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering or filing any such documents with the appropriate governmental, regulatory authority or other person, and the Partnership hereby ratifies and confirms all that any said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Any determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing or, with respect to an attorney-in-fact named herein, until such person ceases to be an employee of the Partnership or one of its affiliates.

The undersigned have caused this power of attorney to be executed as of this 24th day of September, 2013.

GMI GENERAL PARTNER LIMITED for and on behalf of GARETH MORGAN INVESTMENTS LIMITED PARTNERSHIP

By:_ /s/ Paul Brock
Name: Paul Brock
Title: Director

By:_ /s/ Brian Roche
Name: Brian Roche
Title: Director